Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members

LE GP, LLC

We have audited the accompanying consolidated balance sheet of LE GP, LLC (a Delaware limited liability company) and subsidiaries as of August 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of LE GP, LLC and subsidiaries as of August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

November 20, 2006 (except for Note 12, as to which the date is November 28, 2006)

LE GP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

August 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,070
Marketable securities	2,817
Accounts receivable, net of allowance for doubtful accounts	675,545
Accounts receivable from related companies	481
Inventories	387,140
Deposits paid to vendors	87,806
Exchanges receivable	23,221
Price risk management assets	56,851
Prepaid expenses and other	42,549

Total current assets	1,303,480

PROPERTY, PLANT AND EQUIPMENT, net	3,748,614
LONG-TERM PRICE RISK MANAGEMENT ASSETS	2,192
ADVANCES TO AND INVESTMENT IN AFFILIATES	41,344
GOODWILL	633,998
INTANGIBLES AND OTHER ASSETS, net	186,708
OTHER LONG-TERM ASSETS	9,523

Total assets	$5,925,859

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$603,662
Accounts payable to related companies	320
Exchanges payable	24,722
Customer advances and deposits	108,836
Accrued and other current liabilities	205,855
Price risk management liabilities	36,918
Deferred income taxes	629
Current maturities of long-term debt	40,607

Total current liabilities	1,021,549

LONG-TERM DEBT, less current maturities	3,276,146
LONG-TERM PRICE RISK MANAGEMENT LIABILITIES	2,843
DEFERRED INCOME TAXES	207,877
OTHER NON-CURRENT LIABILITIES	2,110
MINORITY INTERESTS	1,415,265

COMMITMENTS AND CONTINGENCIES

Total liabilities	5,925,790
MEMBERS’ EQUITY	69

Total liabilities and members’ equity	$5,925,859

The accompanying notes are an integral part of this consolidated balance sheet.

LE GP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

AUGUST 31, 2006

(Dollars in thousands)

1.	OPERATIONS AND ORGANIZATION:

LE GP, LLC (“the Company”), a Delaware limited liability company, is the General Partner, with a 0.01% general partner interest of Energy Transfer Equity, L.P. (“ETE” or “the Partnership”). ETE is a Delaware limited partnership formed in August 2000. The Company also owns ETI GP, LLC, which owns the 0.01% general partner interest in Energy Transfer Investments, L.P. (“ETI”).

Energy Transfer Partners GP, LP (“ETP GP”) is the General Partner of Energy Transfer Partners, L.P. (“ETP”) and owns the 2% general partner interests of ETP. ETP is a publicly traded limited partnership.

ETE is the 100% owner of Energy Transfer Partners, L.L.C. (“ETP LLC”), which owns a 0.1% interest in ETP GP. ETE also owns 100% of ETP GP’s Class A limited partner interests and 50% of its Class B limited partner interest. The remaining 50% of ETP GP’s Class B limited partner interests are owned by ETI. On November 1, 2006, ETE acquired the remaining 50% of ETP GP’s Class B limited partner interests from ETI (see Note 11).

Balance Sheet Presentation

The accompanying consolidated balance sheet of LE GP, LLC and subsidiaries presented herein for the year ended August 31, 2006 has been prepared in accordance with accounting principles generally accepted in the United States of America. We consolidate all majority-owned and controlled subsidiaries, including ETE, ETI, ETI GP, LLC, ETP LLC, ETP and its subsidiaries, La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company (“ETC OLP”), Heritage Operating, L.P. (referenced herein as “HOLP”), Heritage Holdings, Inc. (“HHI”) and Titan Energy Partners, L.P. (“Titan”). We recognize a minority interest liability for all partially-owned consolidated subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

We also own varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, we apply proportionate consolidation for our interests in these entities.

Business Operations

LE GP, LLC conducts business operations only through the wholly-owned subsidiaries of ETP. In order to simplify the obligations of ETP under the laws of several jurisdictions in which we conduct business, ETP’s activities are conducted through its subsidiary operating partnerships, ETC OLP, a Texas limited partnership engaged in midstream and transportation and storage natural gas operations, HOLP, a Delaware limited partnership engaged in retail and wholesale propane operations, and Titan, a Delaware limited partnership engaged in retail propane operations (collectively the “Operating Partnerships”). LE GP, LLC, ETP LLC, ETP GP, ETP, the Operating Partnerships and their subsidiaries are collectively referred to in this report as “we”, “us”, “our”, “ETP LLC” or “the Company.”

ETC OLP owns and operates, through its wholly and majority-owned subsidiaries, natural gas gathering systems, natural gas intrastate pipeline systems and gas processing plants and is engaged in the business of purchasing, gathering, transporting, processing, and marketing natural gas and natural gas liquids (“NGLs”) in the states of Texas and Louisiana.

As of August 31, 2006, ETC OLP owns an interest in and operates approximately 12,000 miles of natural gas gathering and transportation pipelines with an additional 600 miles under construction, three natural gas processing plants, two of which are currently connected to its gathering systems, fourteen natural gas treating facilities and three natural gas storage facilities.

Our midstream operations focus on gathering, compression, treating, blending, processing and marketing of natural gas, currently concentrated in the Austin Chalk trend of southeast Texas, the Permian Basin of west Texas, the Barnett Shale in north Texas and the Bossier Sands in east Texas.

Our transportation and storage operations focus on the transportation of natural gas between major markets from various natural gas producing areas through connections with other pipeline systems as well as through the Oasis Pipeline, the East Texas Pipeline, the Fort Worth Basin Pipeline, the natural gas pipeline and storage assets that are referred to as the ET Fuel System, and the natural gas pipeline and storage assets of the HPL System.

Our propane operations consist of HOLP and Titan which collectively sell propane and propane-related products to more than 1,000,000 active residential, commercial, industrial, and agricultural customers from 442 customer locations in 41 states. HOLP is also a wholesale propane supplier in the United States and in Canada, the latter through its participation in MP Energy Partnership, a Canadian partnership in which we own a 60% interest, engaged in lower-margin wholesale distribution and in supplying HOLP’s northern U.S. locations. HOLP buys and sells financial instruments for its own account through its wholly-owned subsidiary, Heritage Energy Resources, L.L.C. (“Resources”).

2.	SIGNIFICANT ACQUISITIONS:

On June 1, 2006, we acquired all the propane operations of Titan Energy Partners, LP and Titan Energy, GP LLC (collectively “Titan”) for cash of approximately $548,000, after working capital adjustments and net of cash acquired, and liabilities assumed of approximately $46,000. This acquisition was initially financed by borrowings under the ETP Revolving Credit Facility. Titan’s propane assets primarily consist of retail propane operations in 33 states conducted from 146 district locations located in high growth areas of the U.S. The addition of the Titan assets expanded our retail propane operations into six additional states and several new operating territories in which we did not previously have operations. This expansion will further reduce the impact on the propane operations from weather patterns in any one area of the U.S., while continuing our focus on conducting the retail propane operations in attractive high-growth areas. We accounted for the Titan acquisition as a business combination using the purchase method of accounting in accordance with the provisions of SFAS 141. The purchase price has been initially allocated based on the estimated fair value of the individual assets acquired and the liabilities assumed at the date of the acquisition based on the preliminary results of an independent appraisal. We expect to complete the purchase allocation during our first or second quarter of fiscal year 2007 upon the completion of the independent appraisal.

On November 10, 2005, we acquired from American Electric Power Corporation (AEP) the 2% limited partnership interests we did not previously own in the Houston Pipeline System (“HPL”) for $16,560 in cash. The purchase price was allocated to property, plant and equipment and the minority interest liability associated with the 2% limited partner interests was eliminated. As a result, HPL became a wholly-owned subsidiary of ETC OLP. We also reached a settlement agreement with AEP in November 2005 related to certain inventory and working capital matters associated with the initial 98% HPL acquisition in our fiscal year 2005. The terms of the agreement were not material in relation to our financial position.

In November 2005, we purchased the remaining 50% equity interests in South Texas Gathering for $675. As a result, South Texas Gathering became a wholly-owned subsidiary of ETC OLP.

During the fiscal year ended August 31, 2006, HOLP and Titan collectively acquired substantially all of the assets of eight propane businesses. The aggregate purchase price for these acquisitions totaled $28,902 which included $20,572 of cash paid, net of cash acquired, 99,955 ETP Common Units issued valued at $4,000 and liabilities assumed of $4,327. The cash paid for acquisitions was financed primarily with the HOLP Senior Revolving Acquisition Facility.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values for these fiscal year 2006 acquisitions:

	Titan	Midstream and Transportation and Storage Acquisitions	Propane-related Acquisitions (Aggregated)
Cash and equivalents	$24,458	$—	$3
Accounts receivable	20,304	396	1,702
Inventory	11,417	20	795
Prepaid and other current assets	2,055	4	83
Investments in unconsolidated affiliate	—	(50)	—
Price risk management assets	720	—	—
Property, plant, and equipment	202,598	308	19,276
Intangibles and other assets	74,532	—	5,342
Goodwill	278,149	—	1,701
Other long-term assets	5,055	—	—

Total assets acquired	619,288	678	28,902

Accounts payable	(18,337)	(211)	—
Accrued expenses	(14,992)	(10)	(1,748)
Customer advances and deposits	(11,356)	—	—
Current maturities of long term debt	(964)	—	—
Long-term debt	(692)	—	(2,579)
Minority interest	—	16,667	—

Total liabilities assumed	(46,341)	16,446	(4,327)

Net assets acquired	$572,947	$17,124	$24,575

We recorded the following intangible assets in conjunction with these acquisitions:

Customer lists (3-15 years)	$37,333
Non-compete agreements (5 to 10 years)	2,315
Software	2,200

Total amortized intangible assets	41,848

Trademarks and trade names	35,395
Goodwill	279,850
Other assets	2,631

Total intangible assets and goodwill acquired	$359,724

Goodwill was warranted because these acquisitions enhance our current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. We expect all of the goodwill acquired to be tax deductible.

We obtained the final independent valuation for the fiscal year 2005 HPL acquisition and made the final allocations of the purchase price to the acquired assets during our fiscal year 2006. The final adjustments, which did not have a material impact on our financial position, resulted in a reduction of $45,820 to the amount allocated to pad gas and an increase of an equal amount to acquired depreciable assets.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet.

The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream and transportation and storage operations are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the assets and liabilities for the year ended August 31, 2006 represent the actual results in all material respects.

Some of the other more significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, deferred taxes, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. We consider cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

We place our cash deposits and temporary cash investments with high credit quality financial institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

Marketable Securities

Marketable securities we own are classified as available-for-sale securities and are reflected as a current asset on the consolidated balance sheet at fair value.

Accounts Receivable

ETC OLP deals with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other form of security (corporate guaranty prepayment or master set off agreement). Management reviews midstream and transportation and storage accounts receivable balances bi-weekly. Credit limits are assigned and monitored for all counterparties of the midstream and transportation and storage operations. Management believes that the occurrence of bad debt in ETC OLP’s accounts receivable was not significant at August 31, 2006; therefore, an allowance for doubtful accounts for the midstream and transportation and storage operations was not deemed necessary.

ETC OLP enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty and the net amount is settled when due. Amounts outstanding under these netting arrangements are presented on a net basis in the consolidated balance sheet.

HOLP and Titan grant credit to their customers for the purchase of propane and propane-related products. Included in accounts receivable are trade accounts receivable arising from HOLP’s retail and wholesale propane and Titan’s retail propane operations and receivables arising from liquids marketing activities. Accounts receivable for HOLP’s and Titan’s retail and wholesale propane operations are recorded as amounts are billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane operations is based on management’s assessment of the realizability of customer accounts, based on the overall creditworthiness of our customers and any specific disputes.

Accounts receivable consisted of the following at August 31, 2006:

Accounts receivable - midstream and transportation and storage	$570,569
Accounts receivable - propane	108,976
Less - allowance for doubtful accounts	(4,000)

Total, net	$675,545

Inventories

Inventories consist principally of natural gas held in storage valued at the lower of cost or market utilizing the weighted-average cost method. Propane inventories are valued at the lower of cost or market utilizing weighted-average cost of propane delivered to the customer service locations, including storage fees and inbound freight costs. The cost of appliances, parts and fittings is determined by the first-in, first-out method. At August 31, 2006, inventories consisted of the following:

Natural gas, propane and other NGLs	$371,430
Appliances, parts and fittings and other	15,710

Total inventories	$387,140

Exchanges

Exchanges consist of natural gas and NGL delivery imbalances with others. These amounts, which are valued at market prices, turn over monthly and are recorded as exchanges receivable or exchanges payable on our consolidated balance sheet. Management believes market value approximates cost.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, we capitalize certain costs directly related to the installation of company-owned propane tanks and construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation.

We review long-lived assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value.

Components and useful lives of property, plant and equipment at August 31, 2006 (excluding assets held for sale) were as follows:

Land and improvements	$63,383
Buildings and improvements (10 to 30 years)	70,976
Pipelines and equipment (10 to 65 years)	2,212,805
Natural gas storage (40 years)	91,177
Bulk storage, equipment and facilities (3 to 30 years)	108,834
Tanks and other equipment (5 to 30 years)	472,944
Vehicles (5 to 10 years)	120,710
Right of way (20 to 65 years)	112,185
Furniture and fixtures (3 to 10 years)	16,283
Linepack	24,821
Pad Gas	57,327
Other (5 to 10 years)	27,395

3,378,840
Less - Accumulated depreciation	(274,809)

3,104,031
Plus - Construction work-in-process	644,583

Property, plant and equipment, net	$3,748,614

Capitalized interest is included for pipeline construction projects. Interest is capitalized based on the current borrowing rate of our revolving credit facility.

Asset Retirement Obligation

We account for our asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”). SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, an entity would recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

We have completed the assessment of SFAS No. 143, and have determined that we are obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates, and the credit-adjusted risk-free interest rates. However, management is not able to reasonably determine the fair value of the asset retirement obligations as of August 31, 2006 because the settlement dates are indeterminable. An asset retirement obligation will be recorded in the periods management can reasonably determine the settlement dates.

We adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) on August 31, 2006. FIN 47 clarified that the term “conditional asset retirement obligation” as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement of the obligation are uncertain. These conditional obligations were not previously addressed by SFAS 143. FIN 47 requires us to accrue the fair value of a liability for the conditional asset retirement obligation when incurred – generally upon acquisition, construction or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement should be factored into the measurement of the liability when a range of scenarios can be determined. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material impact on our consolidated financial position.

Goodwill

Goodwill is associated with acquisitions made by our Operating Partnerships. Of the $633,998 balance in goodwill, $303,870 is expected to be tax deductible. Goodwill is tested for impairment annually at August 31, in accordance with Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”).

The changes in the carrying amount of goodwill for the year ended August 31, 2006 were as follows:

Total
Balance as of August 31, 2005	$353,608
Goodwill acquired during the year including final purchase price adjustments	280,390

Balance as of August 31, 2006	$633,998

Goodwill acquired during the year includes final purchase price adjustments for prior year acquisitions. The final assessment of asset values related to the Titan acquisition is expected to be completed in the first or second quarter of fiscal year 2007 upon the completion of the final independent appraisal. There is no guarantee that the preliminary allocation will not change.

Investment in Affiliates

We own interests in a number of related businesses that are accounted for using the equity method. In general, we use the equity method of accounting for an investment in which we have a 20% to 50% ownership and exercise significant influences over, but do not control, the investee’s operating and financial policies.

We own a 49% interest in Ranger Pipeline, L.P. (“Ranger”), which owns a 50% interest in Mountain Creek Joint Venture (“Mountain Creek”). Mountain Creek is located in North Texas and is composed of approximately 15 miles of pipeline. Mountain Creek supplies gas to an electric generation plant and earns the majority of its yearly income between the months of June and October. We account for our investment in Ranger using the equity method of accounting.

We own a 50% ownership interest in Mid-Texas Pipeline Company (“Mid-Texas”) which owns approximately 139 miles of transportation pipeline that connects various receipt points in south Texas to delivery points at the Katy Hub. This pipeline has a throughput capacity of 500 MMcf/d. We do not exercise management control over Mid-Texas, and, therefore, the investment is accounted for using the equity method of accounting.

We also own a 50% interest in a propane joint venture. This investment is accounted for using the equity method of accounting.

We entered into a joint venture to own a 50% interest in NSL Energy Marketing (“NSL”), a limited partnership, in June 2006. The joint venture was formed to market the capacity of the recently completed north side loop pipeline in north Texas. We account for our investment in NSL using the equity method of accounting.

Intangibles and Other Assets

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. We eliminate from our balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other assets were as follows:

	August 31, 2006
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets -
Noncompete agreements (5 to 15 years)	$31,593	$(13,012)
Customer lists (3 to 15 years)	87,480	(11,640)
Financing costs (3 to 15 years)	24,917	(5,004)
Consulting agreements (2 to 7 years)	132	(122)
Other (10 years)	2,677	(422)

Total	146,799	(30,200)
Unamortized intangible assets -
Trademarks	64,842	—
Other	5,267	—

Total intangibles and other assets	$216,908	$(30,200)

We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with Statement of Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable intangible assets for impairment annually at August 31, or more frequently if circumstances dictate, in accordance with SFAS 144.

Customer Advances and Deposits

Deposits or advances are received from our customers as prepayments for natural gas deliveries in the following month and from our propane customers as security or prepayments for future propane deliveries. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit. Advances and deposits received from customers were $108,836 as of August 31, 2006.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Derivative financial instruments are carried at fair value. Based on the estimated borrowing rates currently available to us and our subsidiaries for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2006 was $3,276,969 and $3,316,753 respectively.

Income Taxes

LE GP, LLC is a limited liability company. As a result, our earnings or losses, to the extent not included in a taxable subsidiary, for federal and state income tax purposes are included in the tax returns of the individual members. Net earnings for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax basis and financial reporting basis of assets and liabilities.

We are generally not subject to income tax. We are, however, subject to a statutory requirement that our non-qualifying income (including income such as derivative gains from trading activities, service income, tank rentals and others) cannot exceed 10% of our total gross income, determined on a calendar year basis under the applicable income tax provisions. If the amount of our non-qualifying income exceeds this statutory limit, we would be taxed as a corporation. Accordingly, certain activities that generate non-qualified income are conducted through taxable corporate subsidiaries (“C corporations”). These C corporations are subject to federal and state income tax and pay the income taxes related to the results of their operations. For the year ended August 31, 2006 our non-qualifying income did not, or was not expected to, exceed the statutory limit.

Those subsidiaries which are taxable corporations follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

On May 18, 2006, the Governor of Texas signed into law House Bill 3 (HB-3) which modifies the existing franchise tax law. The modified franchise tax will be computed by subtracting either costs of goods sold or compensation expense, as defined in HB-3, from gross revenue to arrive at a gross margin. The resulting gross margin will be taxed at a one percent tax rate. HB-3 has also expanded the definition of tax paying entities to include limited partnerships such as ETP. HB-3 becomes effective for activities occurring on or after January 1, 2007. Based on our initial analysis, we do not believe HB-3 will have a significant adverse impact on our financial position or operating cash flows.

Accounting for Derivative Instruments and Hedging Activities

We have established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. We apply Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended to account for our derivative financial instruments. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. For further discussion and detail of our derivative instruments and/or hedging activities (see Note 8).

We use a combination of financial instruments including, but not limited to, futures, price swaps, options and basis swaps to manage our exposure to market fluctuations in the prices of natural gas and NGLs. We enter into these financial instruments with brokers who are clearing members with NYMEX and directly with counterparties in the over-the-counter (“OTC”) market. We are subject to margin deposit requirements under the OTC agreements and NYMEX positions. NYMEX requires brokers to obtain an initial margin deposit based on an expected volume of the trade when the financial instrument is initiated. This amount is paid to the broker by both counterparties of the financial instrument to protect the broker from default by one of the counterparties when the financial instrument settles. We also have maintenance margin deposits with certain counterparties in the OTC market. The payments on margin deposits occur when the value of a derivative exceeds our pre-established credit limit with the counterparty. Margin deposits are returned to us on the settlement date. We had net deposits with derivative counterparties of $87,806 as of August 31, 2006, reflected as deposits paid to vendors on our consolidated balance sheet.

Recently Issued Accounting Standards

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the statement and have not determined the impact of such on our consolidated balance sheet.

SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). In November 2004, the FASB issued SFAS 151 which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing.” ARB No. 43 previously required that certain costs associated with inventory be treated as current period charges if they were determined to be so abnormal as to warrant it. SFAS 151 amends this removing the so abnormal requirement and stating that unallocated overhead costs and other items such as abnormal handling costs and amounts of wasted materials (spoilage) require treatment as current period charges rather than a portion of inventory cost. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The provisions of this statement need not be applied to immaterial items. We do not allocate overhead costs to inventory and management has determined that there are no other material items which require the application of SFAS 151.

SFAS No. 154, Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). In May 2005, the FASB issued SFAS 154 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management will adopt the provisions of SFAS 154 beginning September 1, 2006, as applicable. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on our consolidated financial position.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Early application is permitted only if: (a) it occurs at the beginning of an entity’s fiscal year and (b) the entity has not yet issued any interim or annual financial statements for that fiscal year. We intend to adopt this statement when required at the start of our fiscal year beginning September 1, 2008. The adoption of this statement is not expected to have a significant impact on us.

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our consolidated balance sheet. We plan to adopt this statement when required at the start of our fiscal year beginning September 1, 2008.

EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-05”). EITF 04-05 provides guidance in determining whether a general partner controls a limited partnership by determining the limited partners’ substantive ability to dissolve (liquidate) the limited partnership as well as assessing the substantive participating rights of the limited partners within the limited partnership. EITF 04-05 states that if the limited partners do not have substantive ability to dissolve (liquidate) or have substantive participating rights, the general partner is presumed to control that partnership and would be required to consolidate the limited partnership. This EITF is effective in fiscal periods beginning after December 15, 2005. We believe that our consolidation of ETE, ETP GP and ETP complies with the provisions of EITF 04-05.

EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions.” The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. We adopted this EITF during fiscal year 2006 and such adoption did not have a material impact on our financial position.

4.	DEBT OBLIGATIONS:

Our debt obligations consist of the following as of August 31, 2006:

		Maturities
ETP Senior Notes:
2005 5.95% Senior Notes, net of discount of $1,985	$748,015	One payment of $750,000 due February 1, 2015. Interest is paid semi-annually.

2005 5.65% Senior Notes, net of discount of $358	399,642	One payment of $400,000 due August 1, 2012. Interest is paid semi-annually.

HOLP Senior Secured Notes:
1996 8.55% Senior Secured Notes	60,000	Annual payments of $12,000 due each June 30th through 2011. Interest is paid semi-annually.

1997 Medium Term Note Program:
7.17% Series A Senior Secured Notes	9,600	Annual payments of $2,400 due each November 19th through 2009. Interest is paid semi-annually.

7.26% Series B Senior Secured Notes	14,000	Annual payments of $2,000 due each November 19th through 2012. Interest is paid semi-annually.

6.50% Series C Senior Secured Notes	357	Annual payments of $357 due March 13, 2007. Interest is paid semi-annually.

2000 and 2001 Senior Secured Promissory Notes:
8.47% Series A Senior Secured Notes	3,200	Annual payments of $3,200 due each August 15th through 2007. Interest is paid quarterly.

8.55% Series B Senior Secured Notes	18,286	Annual payments of $4,571 due each August 15th through 2010. Interest is paid quarterly.

8.59% Series C Senior Secured Notes	21,250	Annual payments of $5,750 due August 15, 2007, $4,000 due August 15, 2008, and $5,750 due each August 15, 2009 and 2010. Interest is paid quarterly.

8.67% Series D Senior Secured Notes	58,000	Annual payments of $12,450 due August 15, 2008 and 2009, $7,700 due August 15, 2010, $12,450 due August 15, 2011, and $12,950 due August 15, 2012. Interest is paid quarterly.

8.75% Series E Senior Secured Notes	7,000	Annual payments of $1,000 due each August 15, 2009 through 2015. Interest is paid quarterly.

8.87% Series F Senior Secured Notes	40,000	Annual payments of $3,636 due each August 15, 2010 through 2020. Interest is paid quarterly.

7.21% Series G Senior Secured Notes	7,600	Annual payments of $3,800 due each May 15th through 2008. Interest is paid quarterly.

7.89% Series H Senior Secured Notes	7,273	Annual payments of $727 due each May 15th through 2016. Interest is paid quarterly.

7.99% Series I Senior Secured Notes	16,000	One payment of $16,000 due May 15, 2013. Interest is paid quarterly.

Revolving Credit Facilities and Term Loans:
ETE Senior Secured Revolving Credit Facility (including Swingline loan option)	466,291	Available through February 8, 2011 – see terms below under “Revolving Credit Facilities”.

ETE Senior Secured Term Loan	150,000	Due February 8, 2012. See terms below under “Revolving Credit Facilities”.

ETP Revolving Credit Facility (including Swingline loan option)	1,162,624	Available through June 2011 – see terms below under “Revolving Credit Facilities”.

ETP $250,000 Revolving Credit Facility	20,000	Paid and retired in October 2006.

HOLP Fourth Amended and Restated Senior Revolving Credit Facility	20,000	Available through June 30, 2011 – see terms below under “Revolving Credit Facilities”.

ETI Senior Secured Credit Facility	70,500	Due April 24, 2007. See terms below under “Revolving Credit Facilities and Term Loans”.

Other Long-Term Debt:
Notes Payable on noncompete agreements with interest imputed at rates averaging 7.56 %at August 31, 2006	14,204	Due in installments through 2014.

Other	2,911	Due in installments through 2024.

	3,316,753
Current maturities of long-term debt	(40,607)

	$3,276,146

Registration Statement

On August 9, 2006 ETP filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register up to $1.5 billion aggregate offering price of a combination of Limited Partner interests of Energy Transfer Partners, L.P. and debt securities. On October 23, 2006, ETP closed the issuance, under its $1,500,000 S-3 registration statement, of $400,000 of 6.125% Senior Notes due 2017 and $400,000 of 6.625%

Senior Notes due 2036, and received net proceeds of approximately $791,000. ETP used the proceeds to pay borrowings and accrued interest under its Revolving Credit Facility. Interest on the 2017 Senior Notes is payable semiannually on February 15 and August 15 of each year, beginning February 15, 2007, and interest on the 2036 Senior Notes is payable semiannually on April 15 and October 15 of each year, beginning April 15, 2007. The notes are unsecured senior obligations and will be fully and unconditionally guaranteed by ETC OLP and Titan and all of their direct and indirect wholly-owned subsidiaries.

Registered Exchange Offer

On November 23, 2005 ETP filed a registered exchange offer to exchange newly issued 5.65% Senior Notes due 2012 (the “2012 Notes”) that were registered under the Securities Act of 1933 (the “New Notes”), for a like amount of outstanding 5.65% Senior Notes due 2012, which had not been registered under the Securities Act (the “Old Notes”). On February 23, 2006 ETP commenced the exchange offer which closed on March 31, 2006. All $400,000 of the Old Notes were tendered pursuant to the exchange offer and were replaced with a like amount of New Notes. The sole purpose of the exchange offer was to fulfill our obligations under the registration rights agreement entered into in connection with our sale of the Old Notes on July 29, 2005. The New Notes issued pursuant to the exchange offer have substantially identical terms to the Old Notes.

2005 Senior Notes

ETC OLP and all of its direct and indirect wholly-owned subsidiaries act as the guarantor of the debt obligations for the 2015 Unregistered Notes issued on January 18, 2005 and the 2012 Notes issued on March 31, 2006. If we were to default, ETC OLP and the other guarantors would be responsible for full repayment of those obligations. The ETP Senior Notes have equal rights to holders of our other current and future unsecured debt.

HOLP Senior Secured Notes

All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP and its subsidiaries secure the HOLP Senior Secured, Medium Term, and Senior Secured Promissory Notes. In addition to the stated interest rate for the Notes, we are required to pay an additional 1% per annum on the outstanding balance of the Notes at such time as the Notes are not rated investment grade status or higher. As of August 31, 2006 the Notes were rated investment grade or better thereby alleviating the requirement that we pay the additional 1% interest.

Revolving Credit Facilities and Term Loans

On April 24, 2006, ETI entered into a $40,000 Senior Secured Credit Facility (the “ETI Senior Secured Credit Facility”) which was amended to $70,500 in July 2006. The ETI Senior Secured Credit Facility matures under its terms on April 24, 2007. All of the proceeds of the ETI Senior Secured Credit Facility were used to repurchase Class A limited partner interests of ETI from certain existing holders in two separate tender offers. The ETI Senior Secured Credit Facility is secured by a first priority lien on all of the assets of ETI which consist solely of ETI’s ownership of 50% of the Class B limited partner interests in ETP GP. The ETI Senior Secured Credit Facility bears interest at ETI’s option at either (a) a base rate plus an applicable margin or (b) the Eurodollar rate plus an applicable margin. The applicable margin is a function of the ETI’s leverage ratio. The weighted average interest rate was 7.51% for the amount outstanding on the ETI Senior Secured Credit Facility. The ETI Senior Secured Credit Facility was assumed by ETE on November 1, 2006 (see Note 11).

Simultaneous with its IPO, ETE entered into a Senior Secured Credit Agreement (the “ETE Senior Secured Credit Agreement”) with Wachovia Bank, National Association as Administrative Agent for a group of banks. The ETE Senior Secured Credit Agreement includes a $500.0 million Senior Secured Revolving Credit Facility (the “ETE Revolving Credit Facility”) available through February 8, 2011. The ETE Revolving Credit Facility replaced the 2005 Senior Secured Term Loan Agreement described below. The ETE Revolving Credit Facility also offers a Swingline loan option with a maximum borrowing of $10.0 million and a daily rate based on LIBOR. On July 3, 2006, ETE amended its Senior Secured Credit Agreement to provide for a $150.0 million Senior Secured Term Loan Facility due February 8, 2012.

The outstanding amount borrowed under the ETE Revolving Credit Facility as of August 31, 2006 was $466.3 million which includes $0.7 million under the Swingline loan option. The total amount available under the ETE Revolving Credit Facility as of August 31, 2006 was $33.7 million. The New ETE Credit Facility also contains an accordion feature which will allow ETE, subject to bank syndication’s approval, to expand the facilities capacity for up to an additional $100.0 million.

The maximum commitment fee payable on the unused portion of the ETE Revolving Credit Facility is 0.5%. Loans under the ETE Revolving Credit Facility and the Senior Secured Term Loan Facility bear interest at ETE’s option at either (a) a base rate plus an applicable margin or (b) the Eurodollar rate plus an applicable margin. The applicable margins are a function of ETE’s leverage ratio. The weighted average interest rate was 6.76% for the amount outstanding on the ETE Senior Secured Revolving Credit Facility and 7.5% on the Senior Secured Term Loan Facility as of August 31, 2006.

The Senior Secured Credit Agreement is secured by a lien on ETE’s assets, including the capital stock and assets of ETP LLC and ETP GP and its ownership of 36.4 million ETP Common Units.

On June 16, 2005, ETE entered into a $600.0 million Senior Secured Term Loan Agreement with Goldman Sachs Credit Partners, L.P, with borrowings totaling $600.0 million. ETE used approximately $175.5 million of the net proceeds from its IPO to repay a portion of indebtedness outstanding under its then existing $600.0 million term loan agreement. The remaining outstanding indebtedness was paid through approximately $4.5 million of cash on hand and approximately $420.0 million of borrowings under ETE’s new $500.0 million credit facility described above which was entered into concurrently with the IPO. ETE wrote off approximately $5.1 million in deferred financing costs to loss on extinguishment of debt in connection with the re-payment of the senior secured term loan agreement. The loans bore interest at an initial rate of LIBOR plus 3% subject to adjustment based upon a ratio of total debt to operating income. The loans were secured by ETE’s ETP Common Units and General Partner interest in ETP.

On December 13, 2005 ETP entered into the $900,000 ETP Revolving Credit Facility which replaced the existing Revolving Credit Facility. The ETP Revolving Credit Facility was amended on June 29, 2006 (the Amended and Restated Credit Agreement) allowing for borrowings up to $1,300,000, expandable to $1,500,000. The Amended and Restated Credit Agreement is available through June 29, 2011 unless we elect the two successive options (and the banks agree) to extend the maturity date for a period of 364 days each. Amounts borrowed under the Amended and Restated Revolving Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The Amended and Restated Credit Agreement has a Swingline loan option with a maximum borrowing of $75,000 at a daily rate based on LIBOR. The commitment fee payable on the unused portion of the facility varies based on our credit rating and the maximum fee is 0.175%. As of August 31, 2006 there was a balance of $1,145,000 in revolving credit loans, $17,624 in Swingline loans and $14,368 in letters of credit. The weighted average interest rate on the total amount outstanding at August 31, 2006, was 6.04%. The total amount available under the Amended and Restated Revolving Credit Agreement as of August 31, 2006, which is reduced by any amounts outstanding under the Swingline loan and letters of credit, was $123,008. The Amended and Restated Revolving Credit Facility is fully and unconditionally guaranteed by ETC OLP and all of the direct and indirect wholly-owned subsidiaries of ETC OLP and Titan and its wholly-owned subsidiaries. The ETP Revolving Credit Facility is unsecured and has equal rights to holders of our other current and future unsecured debt. On September 25, 2006 we exercised the accordion feature and expanded the total amount of the facility to $1,500,000.

On May 31, 2006, ETP entered into a $250,000 Revolving Credit Facility, which matures under its terms on December 1, 2006. Amounts borrowed under this facility bear interest at a rate based on either a Eurodollar rate or a base rate. The proceeds are intended to be used for working capital purposes. The maximum commitment fee payable on the unused portion of the facility is 0.25%. The $250,000 Revolving Credit Facility is fully and unconditionally guaranteed by ETC OLP, Titan and all of their direct and indirect wholly-owned subsidiaries of ETC OLP. The $250,000 Revolving Credit Facility is unsecured and has equal rights to holders of our other current and future unsecured debt. On July 3, 2006, ETP reduced its borrowing capacity on the Revolving Credit Facility to $200,000. All terms, and maturity date, as mentioned above remain unchanged. There was $20,000 outstanding on this facility as of August 31, 2006. The weighted average interest rate on the total amount outstanding at August 31, 2006 was 5.988%. This facility was paid and retired on October 18, 2006.

Effective August 31, 2006, HOLP entered into the Fourth Amended and Restated Credit Agreement. The terms of the Agreement are as follows:

A $75,000 Senior Revolving Facility is available through June 30, 2011. The revolving facility is expandable to $150,000. The Facility has a swingline loan option with a maximum borrowing of $10,000 at a prime rate. Amounts borrowed under this Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 6.955% for the amount outstanding at August 31, 2006. The commitment fee payable on the unused portion of the facility varies based on the Leverage Ratio, as defined, with a maximum fee of 0.50%. The sum of the loans, swingline loans and letters of credit may not exceed the maximum amount of revolving credit. The agreement includes provisions that may require contingent prepayments in the event of dispositions, loss of assets, merger or change of control. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts of HOLP, and the capital stock of HOLP’s subsidiaries secure the Facility. As of August 31, 2006, the Facility had a $20,000 balance outstanding. A Letter of Credit issuance is available to HOLP for up to 30 days prior to the maturity date of the Senior Revolving Facility. There were outstanding Letters of Credit of $1,002 at August 31, 2006. The sum of the loans made under the Facility plus the Letter of Credit Exposure and the aggregate amount of all swingline loans cannot exceed the $75,000 maximum amount of the Senior Revolving Facility.

The agreements for each of the Senior Notes, Senior Secured Notes, Medium Term Note Program, Senior Secured Promissory Notes, and the revolving credit facilities contain customary restrictive covenants applicable to ETP and the Operating Partnerships, including the achievement of various financial and leverage covenants, limitations on substantial disposition of assets, changes in ownership, the level of additional indebtedness and creation of liens. The most restrictive of these covenants require us to maintain ratios of Adjusted Consolidated Funded Indebtedness to Adjusted Consolidated EBITDA (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not more than 4.75 to 1 and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not less than 2.25 to 1. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the bank credit facilities and the Note Agreements, Consolidated EBITDA is based upon our EBITDA, as adjusted for the most recent four quarterly periods, and modified to give pro forma effect for acquisitions and divestures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnerships may declare, make, or incur a liability to make, restricted payments during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; (b) no default or event of default exists before such restricted payments; and (c) each Operating Partnership’s restricted payment is not greater than the product of each Operating Partnership’s Percentage of Aggregate Available Cash multiplied by the Aggregate Partner Obligations (as these terms are similarly defined in the bank credit facilities and the Note Agreements). The debt agreements further provide that HOLP’s Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes and in addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

Failure to comply with the various restrictive and affirmative covenants of our bank credit facilities and the Note Agreements could require us to pay debt balances prior to scheduled maturity and could negatively impact the Operating Partnerships’ ability to incur additional debt and/or our ability to pay distributions. We are required to measure these financial tests and covenants quarterly. We were in compliance with all requirements, tests, limitations, and covenants related to our debt agreements as of August 31, 2006.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are as follows:

2007	$40,607
2008	46,954
2009	43,974
2010	41,470
2011	1,681,660
Thereafter	1,462,088

$3,316,753

5.	MEMBERS’ EQUITY:

The LE GP, LLC membership agreement contains specific provisions for the allocation of net earnings and losses to members for purposes of maintaining the partner capital accounts. The Board of the Company may distribute to the Members funds of the Company which the Board reasonably determines are not needed for the payment of existing or foreseeable company obligations and expenditures.

6.	INCOME TAXES:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax liability were as follows at August 31, 2006:

Property, plant and equipment	$206,460
Other, net	2,046

Total deferred tax liability	$208,506

7.	COMMITMENTS AND CONTINGENCIES:

Commitments

We have certain non-cancelable leases for property and equipment which require fixed monthly rental payments and expire at various dates through 2020. Fiscal year future minimum lease commitments for such leases are $8,809 in 2007; $8,889 in 2008; $8,057 in 2009; $7,232 in 2010, $6,557 in 2011 and $9,634 thereafter.

We have forward commodity contracts which are expected to be settled by physical delivery. Short-term contracts which expire in less than one year require delivery of up to 640,796 MMBtu/d. Long-term contracts require delivery of up to 60,356 MMBtu/d and extend through July 2018.

In connection with the acquisition of the ET Fuel System in June of 2004, we entered into an eight-year transportation and storage agreement with TXU Portfolio Management Company, LP (“TXU Shipper”) to transport a minimum of 115.6 billion Btu per year. We also entered into two eight-year natural gas storage agreements with TXU Shipper to store gas at two natural gas storage facilities that are part of the ET Fuel System. TXU Shipper elected to reduce the minimum transport volume to 100 billion Btu per year beginning in January 2006.

We have signed long-term agreements with several parties committing firm transportation volumes into the East Texas Pipeline. Those commitments include an agreement with XTO Energy Inc. (“XTO”) to deliver approximately 200,000 MMBtu/d of natural gas into the pipeline. The term of the XTO agreement expires in June 2012.

During 2005, we entered into two new long-term agreements committing firm transportation volumes on certain of our transportation pipelines. The two contracts will require an aggregated capacity of approximately 238,000 MMBtu/d of natural gas and extend through 2011.

In connection with the HPL acquisition in January 2005, we acquired a sales agreement whereby we are committed to sell minimum amounts of gas ranging from 20,000 MMBtu/d to 50,000 MMBtu/d to a single customer. Future annual minimum sale volumes remaining under the agreement are approximately 6.9 billion Bcf for the year ending August 31, 2007.

We also assumed a contract with a service provider which obligated us to obtain certain compression, measurement and other services through 2007 with monthly payments of approximately $1,700. We terminated the measurement portion of this contract subsequent to August 31, 2006 for a payment of approximately $7,000. The remaining compression services total approximately $800 per month through October 2007.

In the normal course of our business, we purchase, process and sell natural gas pursuant to long-term contracts and enter into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. We believe that such terms are commercially reasonable and will not have a material adverse effect on our financial position.

We have also entered into several propane purchase and supply commitments which are typically one year agreements with varying terms as to quantities, prices and expiration dates. We also have a long-term purchase contract for approximately 94 million gallons of propane per year that contains a two-year cancellation provision.

Titan has a long-term purchase contract with Enterprise Products Operating, L.P. to purchase substantially all of its propane requirements. The contract continues until March 31, 2010 and contains renewal and extension options. The contract contains various service level agreements between the parties.

Contingencies

Our pipelines are intrastate and not generally subject to federal regulation. However, our subsidiaries make deliveries and sales to points or other parties, including other interstate pipelines, designated for interstate delivery. As part of industry-wide inquiries into the natural gas market disruptions occurring around the times of the hurricanes of late 2005, we have participated in discussions with, and have provided information to, industry regulators concerning transactions by our subsidiaries during our fiscal 2006 first and second quarters. We believe, after due inquiry, that our transactions complied in all material respects with applicable rules and regulations. These regulatory inquiries have not yet been concluded. While we are unable to predict the final outcome of these inquiries, management believes it is probable that the industry regulators will require a payment in order to conclude the inquiries. Accordingly, management has provided an accrual at August 31, 2006 for our best estimate of the payment amount that will be required to conclude these inquiries in a negotiated settlement process. We do not expect that any expenditures incurred in connection therewith in excess of the accrual provided as of August 31, 2006 will have a material impact on our financial condition.

Litigation

The Operating Partnerships may, from time to time, be involved in litigation and claims arising out of their respective operations in the normal course of business. Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, HOLP is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. We maintain liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us and our Operating Partnerships from material expenses related to product liability, personal injury or property damage in the future.

At the time of the HPL acquisition, the HPL Entities, their parent companies and AEP, were engaged in ongoing litigation with Bank of America (“B of A”) that related to AEP’s acquisition of HPL in the Enron bankruptcy and B of A’s financing of cushion gas stored in the Bammel Storage facility (“Cushion Gas”). This litigation is referred to as the “Cushion Gas Litigation”. Under the terms of the Purchase and Sale Agreement and the related Cushion Gas Litigation Agreement, AEP and its subsidiaries that were the sellers of the HPL Entities retained control of the Cushion Gas Litigation and have agreed to indemnify ETC OLP and the HPL Entities for any damages arising from the Cushion Gas Litigation and the loss of use of the Cushion Gas, up to a maximum of the amount paid by ETC OLP for the HPL Entities and the working gas inventory. The Cushion Gas Litigation Agreement terminates upon final resolution of the Cushion Gas Litigation. In addition, under the terms of the Purchase and Sale Agreement, AEP retained control of additional matters relating to ongoing litigation and environmental remediation and agreed to bear the costs of or indemnify ETC OLP and the HPL Entities for the costs related to such matters.

Of the pending or threatened matters in which we or our subsidiaries are a party, none have arisen outside the ordinary course of business except for an action filed by HOLP on November 30, 1999 against SCANA Corporation, Cornerstone Ventures, L.P. and Suburban Propane, L.P. (the “SCANA litigation”). HOLP received favorable final judgment with respect to the SCANA litigation on all four claims on October 21, 2004, and received $7,700 in net settlement proceeds on June 1, 2006.

We or our subsidiaries are a party to various legal proceedings and/or regulatory proceedings incidental to our businesses. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against us. Although any litigation is inherently uncertain, based on past experience, the information currently available and the availability of insurance coverage, and in the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, may have a significant effect on the results of operations for a single period. However, we believe that such matters will not have a material adverse effect on our financial position. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, we accrue the related deductible.

As of August 31, 2006 an accrual of $32,148 was recorded as accrued and other current liabilities on our consolidated balance sheet for our contingencies and current litigation matters, excluding accruals related to environmental matters.

Environmental

Our operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, we have adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

In July 2001, HOLP acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by HOLP was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called Superfund). We have not received any follow-up correspondence from the EPA on the matter since our acquisition of the predecessor company in 2001. Based upon information currently available to HOLP, it is believed that HOLP’s liability if such action were to be taken by the EPA would not have a material adverse effect on our financial condition.

In conjunction with the October 1, 2002 acquisition of the Texas and Oklahoma natural gas gathering and gas processing assets from Aquila Gas Pipeline, Aquila, Inc. agreed to indemnify ETC OLP for any environmental liabilities that arose from the operation of the assets for the period prior to October 1, 2002. Aquila also agreed to indemnify ETC OLP for 50% of any environmental liabilities that arose from the operations of Oasis Pipe Line Company prior to October 1, 2002.

We also assumed certain environmental remediation matters related to eleven sites in connection with our acquisition of HPL.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites on which HOLP presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, HOLP obtained indemnification rights for expenses associated with any remediation from the former owners or related entities. We have not been named as a potentially responsible party at any of these sites, nor have our operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in our August 31, 2006 consolidated balance sheet. Based on information currently available to us, such projects are not expected to have a material adverse effect on our financial condition.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

As of August 31, 2006, an accrual on an undiscounted basis of $4,387 was recorded in our consolidated balance sheet as accrued and other current liabilities and other non-current liabilities to cover material environmental liabilities related to certain matters assumed in connection with the HPL acquisition and the potential environmental liabilities for three sites that were formerly owned by Titan or its predecessors. A receivable of $388 was recorded in our consolidated balance sheet as of August 31, 2006 to account for a predecessor’s share of certain environmental liabilities of ETC OLP.

In December 2003, the U.S. Department of Transportation issued a final rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” The final rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002. The final rule was effective as of January 14, 2004. Based on the results of our current pipeline integrity testing programs, we estimate that compliance with this final rule for our existing transportation assets will result in capital costs of $21,343 during the period between the remainder of calendar year 2006 to 2008. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur even greater capital expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines.

8.	PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Commodity Price Risk

We are exposed to market risks related to the volatility of natural gas, NGL and propane prices. To reduce the impact of this price volatility, we primarily use derivative commodity instruments (futures and swaps) to manage our exposure to fluctuations in margins. We have established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. At inception of a hedge, we formally document the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. We also assess, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows. If we determine that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings. Furthermore, on a bi-weekly basis, management reviews the creditworthiness of the derivative counterparties to manage against the risk of default.

The market prices used to value our financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

Non-trading Activities

We utilize various exchange-traded and over-the-counter commodity financial instrument contracts to limit our exposure to margin fluctuations in natural gas, NGL and propane prices. These contracts consist primarily of futures and swaps and are recorded at fair value on the consolidated balance sheet. If we designate a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, a change in fair value is deferred in Accumulated Other Comprehensive Income (“OCI”) until the underlying hedged transaction occurs.

In the course of normal operations, we routinely enter into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs that under SFAS 133 qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using accrual accounting. In connection with the HPL acquisition, we acquired certain physical forward contracts that contain embedded options. These contracts have not been designated as normal purchase and sale contracts, and therefore, are marked to market in addition to the financial options that offset them. The Black-Scholes valuation model was used to estimate the value of these embedded options.

Trading Activities

Trading activities are monitored independently by our risk management function and must take place within predefined limits and authorizations. Certain strategies are considered trading for accounting purposes and are executed with the use of a combination of financial instruments including, but not limited to, basis contracts and gas daily contracts. The derivative contracts that are entered into for trading purposes, subject to limits, are recognized on the consolidated balance sheets at fair value.

Our commodity-related price risk management assets and liabilities as of August 31, 2006 were as follows:

	Commodity	Notional Volume MMBTU	Maturity	Fair Value
Mark to Market Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	33,711,140	2006-2009	$(6,247)
Swing Swaps IFERC	Gas	(37,220,448)	2006-2008	2,618
Fixed Swaps/Futures	Gas	3,607,500	2006-2007	(170)
Forward Physical Contracts	Gas	(7,986,000)	2006-2008	(21,653)
Options	Gas	(1,046,000)	2006-2008	21,653
Forwards/Swaps – in Gallons	Propane	24,066,000	2006-2007	199
(Trading)
Basis Swaps IFERC/NYMEX	Gas	(2,572,500)	2006-2008	21,995
Swing Swaps IFERC	Gas	—	2006	(31)
Forward Physical Contracts	Gas	(455,000)	2006	(68)

Cash Flow Hedging Derivatives
(Non-Trading)
Basis Swaps IFERC/NYMEX	Gas	(34,585,000)	2006-2007	(2,987)
Fixed Swaps/Futures	Gas	(37,872,500)	2006-2007	2,043

Estimates related to our gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. We also attempt to maintain balanced positions in our non-trading activities to protect ourselves from the volatility in the energy commodities markets;

however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, is expected to provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, are expected to be offset with financial contracts to balance our positions. To the extent open commodity positions exist in our trading and non-trading activities, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably.

Interest Rate Risk

We are exposed to market risk for changes in interest rates related to our bank credit facilities. We manage a portion of our interest rate exposures by utilizing interest rate swaps and similar arrangements which allow us to effectively convert a portion of variable rate debt into fixed rate debt.

We entered into treasury locks and interest rate swaps with a notional amount of $300,000 during the third fiscal quarter of 2006. We elected to not apply hedge accounting to these financial instruments. The fair value of $629 as of August 31, 2006 related to these treasury locks and interest rate swaps was recorded as a component of price risk management assets in the consolidated balance sheet. In connection with the senior notes issuance described in Note 11, we settled these financial instruments.

We also entered into forward starting interest swaps with a notional value of $400,000 during the three months ended August 31, 2006. The fair value of the swaps was recorded as a liability of $8,699 on the consolidated balance sheet.

In connection with the Titan acquisition, we assumed a three year LIBOR interest rate swap with a notional amount of $125,000. The fair value of this swap as of August 31, 2006 was $519 and recorded as a component of price risk management asset on our consolidated balance sheet. We elected to not apply hedge accounting to these financial instruments.

Credit Risk

We maintain credit policies with regard to our counterparties that we believe significantly minimize our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements which allow for netting of positive and negative exposure associated with a single counterparty.

Our counterparties consist primarily of financial institutions, major energy companies and local distribution companies. This concentration of counterparties may impact its overall exposure to credit risk, either positively or negatively in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position as a result of counterparty performance.

9.	RELATED PARTY TRANSACTIONS:

Our natural gas midstream and transportation and storage operations secure compression services from third parties including Energy Transfer Technologies, Ltd. Energy Transfer Group, LLC is the General Partner of Energy Transfer Technologies, Ltd. These entities are collectively referred to as the “ETG Entities”. We did not acquire the ETG Entities in conjunction with the January 2004 Energy Transfer Transactions. Our Co-Chief Executive Officers have an indirect ownership in the ETG Entities. In addition, two of ETP’s directors serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are, in the opinion of independent directors of ETP, no less favorable than those available from other providers of compression services. During fiscal year 2006 we made payments totaling $2,900 to the ETG Entities for compression services provided to and utilized in our natural gas midstream and transportation and storage operations. As of August 31, 2006 accounts payable to ETG related to compressor leases were not material.

On April 28, 2006 ETP entered into a shared services agreement with ETI. Under the terms of the shared services agreement, ETI will reimburse ETP at cost for information technology services, and will pay ETP $36 per year for various other general and administrative services. On the first anniversary of the agreement, ETP will review the charges, costs and expenses actually incurred in providing services in order to determine the fee for ensuing periods. Fees recognized since the inception of this agreement were nominal.

As of August 31, 2006, we had advances due from the propane joint venture of $3,775 which are included in advances to and investments in affiliates on our consolidated balance sheet.

In November 2005, we purchased the remaining 50% equity interest in South Texas Gas Gathering for $675 from an entity that includes one of the General Partner’s directors.

10.	SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Company, which is included to provide additional information with respect to LE GP, LLC’s financial position on a stand-alone basis as of August 31, 2006:

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81
Accounts receivable from related companies	2

Total current assets	83

ADVANCES TO AND INVESTMENT IN AFFILIATES	44

Total assets	$127

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable to related companies	58

MEMBERS’ EQUITY	69

Total liabilities and members’ equity	$127

11.	SUBSEQUENT EVENTS:

On September 15, 2006, ETP announced that it had entered into agreements with GE Energy Financial Services and Southern Union Company to acquire the Transwestern Pipeline, a 2,500 mile interstate natural gas pipeline. The agreements provide for a series of transactions in which ETP will acquire all of the member interests in CCE Holdings, LLC (“CCEH”) owned by GE Energy Financial Services and certain other investors. The member interests acquired will represent a 50% ownership in CCEH, which was formed in 2004 to purchase CrossCountry Energy. In the second transaction, CCEH will redeem ETP’s 50% ownership in CCEH in exchange for 100% ownership of Transwestern Pipeline Company, LLC (“Transwestern”), following which Southern Union Company will own all of the member interests of CCEH. On November 1, 2006 ETP acquired the member interests in CCEH from GE and certain other investors for $1,000,000 and expects to complete the remaining series of transactions in the second quarter of fiscal year 2007. Upon closing, ETP expects the transaction to be immediately accretive to ETP’s Common Unitholders. ETP financed the purchase price with the issuance of approximately 26.1 million ETP Class G Units issued to ETE simultaneous with the closing on November 1, 2006.

On November 1, 2006, ETP issued approximately 26.1 million ETP Class G Units to ETE for aggregate proceeds of $1,200,000 in order to fund a portion of the Transwestern Pipeline acquisition and to repay the indebtedness incurred in connection with the Titan acquisition, as discussed above. The ETP Class G Units, a newly created class of its Limited Partner interests, were issued to ETE at a price of $46.00 per unit, and was based upon a negotiated discount from the closing price of ETP’s Common Units on October 31, 2006. The ETP Class G Units were issued to ETE pursuant to a customary agreement, and registration rights have been granted to ETE.

On November 1, 2006, ETE entered into a First Amendment to Amended and Restated Credit Agreement, dated November 1, 2006 which provided for an additional six year $1,300,000 Senior Secured Term Loan Facility with UBS Investment Bank and Wachovia Capital Markets, LLC, Wachovia Bank, National Association as Administrative Agent. ETE used the proceeds of the loan to acquire the Class G Units of ETP, refinance assumed debt and for liquidity and general Partnership purposes.

In a separate but related transaction, ETE acquired from ETI, the remaining 50% Class B limited partner interests in ETP GP, which resulted in ETE now owning 100% of the IDRs of ETP. The acquisition was effected through an exchange of 83,148,900 newly created ETE Class C Units and the assumption by ETE of approximately $70,500 of ETI’s indebtedness. The Class C Units have essentially the same voting rights and rights to distributions as the Common Units and Class B Units. The Class C Units are convertible into Common Units upon approval by the ETE Common Unitholders. The Partnership plans to file the required proxy as soon as practicable upon the completion of one year as a public company in February 2007.

12.	SUBSEQUENT PRIVATE PLACEMENT OF ETE UNITS

On November 28, 2006, ETE sold 7,789,133 of ETE Common Units to a group of institutional investors in a private placement at a price of $27.41 per unit, resulting in net proceeds of approximately $213,500 before expenses. ETE granted registration rights to the investors. ETE plans to use the proceeds to repay indebtedness under its credit facility.